Consolidation Services, Inc.
2300 West Sahara Drive
 Las Vegas, NV 89102

November 15, 2010

United States
Securities and Exchange Commission
100 F. St. NE
Washington, D.C. 20549

Re:	Consolidation Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Quarter Ended June 30, 2010
File No. 333-142105

Dear Ms. DiSilvio:

Form 10-Q for the quarterly period ended June 30, 2010

Note 8 – Acquisitions, page 13

1.           We note your response to our prior comment one regarding the factors you considered in determining the transaction was an asset acquisition as opposed to an acquisition of a business.  In reaching your conclusion that the transaction was appropriately accounted for as an asset acquisition it is not apparent that you addressed a number of factors.  In this regard, please provide us the following additional information.

•
Please provide a comprehensive analysis of the inputs, processes, and outputs referred to the FASB ACS 805-10-55.  Your analysis appears to focus on the assets acquired that were not proved developed producing  reserves however we note the purchase price allocation disclosure identified 40% of the oil and gas properties acquired were proved develop producing reserves.  Your Form 8-K reporting the transaction clearly discloses that the acquisition provides you with increased acres available for future drilling, as well as already drilled operating wells.  Further, we note there appears to be no interruption in the management of the asserts acquired and your ability to produce outputs given the Managing Member of each of the Funds from whom the assets were acquired were Leland Kentucky Holdings, Inc., a wholly-owned subsidiary of Leland Energy, Inc. (“Leland”).  The President of Leland is Stephen M. Thompson who was appointed to your Board of Directors on April 2, 2010 and elected Chairman of the Board and Chief Executive Officer of the Company on April 7, 2010.

•
You state that you determined the asset acquisition was not a business combination for reporting purposes of by referring to Rule 11-01 of Regulation S-X.  You explained your basis from the fact that you did not employ any employees of the sellers, you did not employ the sales force or trade names form the sellers and you retained your office in Las Vegas whereas the sellers continued operating their business from Beverly Hills.  Please address the following other factors referred to in Rule 11-01 of Regulation S-X: whether the nature of the revenue-producing activity will remain generally the same as before the transaction; and whether the physical facilities, market distribution system, customer base, operating rights, and production techniques remain with the component after the transaction.

RESPONSE:

In accordance with 805-10-55-4, through 805-10-55-9 and Reg S-X.I.Rule 11-.01 management has re-evaluated this acquisition based on the amount of proved develop producing oil and gas reserves acquired. Following is a summary of management’s revised analysis as to whether the acquisition constituted a business:

The Company acquired reserves which was comprised of a substantial portion of proved developed producing reserves (approximately 20% of estimated reserves (BOE’s) and 40% of estimated future net revenues).

A business consists inputs and processes applied to those inputs the they have the ability to create the outputs.  The Company acknowledges that the proved develop producing wells have the elements of a business follows:

The oil and gas properties acquired consists of the following:

Inputs:  The drilling and extraction from the ground of the oil and gas;

Processes:  Marketing of the oil, lease operating expenses for operators on the property, free flowing wells which require motors to operate and extract the oil, lease agreements, and licenses with the respective states. The majority of these processes and operational processes are resourced out to the same parties through an organized workforce who have the necessary skills and experience following rules and conventions to provide these processes which are capable of being applied to inputs to create outputs;

Outputs:  The result of inputs an process provide the ability to provide a return in the form of an economic benefit directly to the partners/shareholder group through the sale and distribution of the oil and gas through marketing channels.

The company further recognizes that the processes and output are integrated with the same individuals and parties that provide service on the majority of wells.  Therefore we have reassessed that the oil and gas properties acquired are capable of being conducted and managed as a business by a market participant.

Further the Company addresses Reg S-X.1.Rule 11-.01

In accordance with Reg S-X.I.Rule 11-.01, specifically paragraphs 2 – 11 where there is a determination of a Business.  In paragraph 11 the literature states the following:

“The purchase of an interest in a business accounted for by the equity method also represents the acquisition of a business pursuant to Rule 3-05(a)(1)(i).  The following transactions may also constitute the acquisition of a Business [ADRP. T. Two. I.C.]:

•	Acquisition of a working interest in an oil and gas property
•	Assumption of customer deposits at branch banks
•	Acquisitions of blocks of insurance policies by insurance company
•	Assumption of policy liabilities in reinsurance transactions” [Emphasis Supplied]

In determining the whether the acquisition was an asset purchase or a business combination, the Company had to address the facts and circumstances of the acquisition.  In paragraph 9 of Reg S-X.I.Rule 11-.01 which are as follows:

“A presumption exists that a separate entity, a subsidiary, or a division is a business.  However, the lesser component of an entity may also constitute a business.  When evaluating whether the lesser components of an entity (e.g., a product line or plant) constitutes a business, the following factors should be considered:

•	Whether the nature of the revenue-producing activity will remain generally the same as before the transaction;
•
Whether the physical facilities, employee base, market distribution system, sales force, customer base, operating rights, production techniques, or trade names remain with the component after the transaction.” [Emphasis Supplied]

The Company further recognizes that the nature of the revenue producing activity as well as the market distribution system, operators and purchasers of the oil and gas remained the same pre and post transaction. Therefore we have reassessed that the oil and gas properties acquired are capable of being conducted and managed as a business.

In accordance with 805-10-55-4 through 805-10-55-9 and Reg S-X.I.Rule 11-.01, management has re-evaluated this acquisition and recognized that based on the amount of proved develop producing oil and gas reserves acquired, the acquired reserves have the elements (inputs, processes and outputs) that constitute a business and accordingly should be classified as a business. As such management has re-evaluated its accounting and considered the purchase to be a business combination as opposed to an asset acquisition.

MANAGEMENT PROPOSES THE FOLLOWING CHANGES TO FOOTNOTE #8 AND FOOTNOTE #4 (REFERENCED BY FOOTNOTE #8) AS NOTED BELOW.

NOTE 8 – ACQUISITIONS

On April 1, 2010, the Company entered into 12 substantially identical asset purchase agreements with various unrelated funds which comprised a total of 657 individual sellers and completed the purchase of interests in oil and gas wells located in Kentucky and Tennessee. The Company acquired interests in 39 oil wells and 19 gas wells, a total of 58 wells and the related support equipment, located on approximately 1,500 leased acres in Kentucky and Tennessee. Under the agreements, the Company acquired all rights, titles and interests to the sellers’ oil and gas wells and support equipment free and clear of all liabilities, liens and encumbrances. The effective date of the purchase and sale was April 1, 2010. As part of the acquisition, 657 sellers received an aggregate of 22,786,872 common shares of the Company’s common stock.

The sellers of the working interests and support equipment were not under common control or part of a controlled group prior to the transaction.  The sellers of the assets were partners and shareholders in partnerships and a corporation, respectively, with each partnership and the corporation having a different mix of owners.  Each selling partnership and corporation had separate and distinct agreements and business plans and the integration of the selling individual partnerships and corporation into one entity or as a group would have violated their agreements.  The only common relationship between the sellers is that the working interests and support equipment sold by each of the partnerships and corporation was managed by Leland Kentucky Holdings, Inc. (“Leland”). Leland owned 1% of each of the partnerships and corporation in the sellers group.  There was not a pre-existing relationship between the 657 sellers and the Company prior to the transaction.

The Company acquired a substantial amount of proved developed producing reserves in the transaction, which are considered to meet the definition of a business in accordance with FASB codification Topic 805, "Business Combinations", as such, the Company accounted for the acquisition as a business combination.

Management determined that the Company was the acquirer in the business combination in accordance with  FASB codification Topic 805, "Business Combinations", based on the following factors: (i) there was not a change in control of the Company since neither Leland, the managing member of Leland, nor any of the 657 sellers obtained a controlling financial interest (ownership either directly or indirectly of more than 50 percent of the outstanding voting shares of the Company) or the power to control the Company through a lesser percentage of ownership, by contract, lease, agreement with other stockholders, or by court decree; (ii) the Company was the entity in the transaction that issued its equity instruments, and in a business combination, the acquirer usually is the entity that issues its equity interests; (iii) the Company’s pre-transaction directors retained the largest relative voting rights of the Company post-transaction; (iv) the composition of the Company’s current board of directors and management was the result of the appointment by the Company’s pre-transaction directors due to the current board and management’s operational familiarity with the working interests and support equipment purchased.

The purchase price paid for the Acquisition was 22,786,872 restricted shares of the Company’s common stock. The shares had a quoted market price of $1.03 per share on April 1, 2010 or an aggregate quoted market value of approximately $23 million. The quoted market value of the Company’s common stock was based on a sporadically traded stock with little or no volume (inactive market) which the Company believes reflected an artificially inflated quoted market price (See “Note 4 - Equity”). The Company assessed the inactive and sporadically traded market for the Company’s common stock and believes that the fair value of the shares issued and the working interests and support equipment purchased were reflected based on the valuations of the reserves and support equipment by an independent reserve engineer and an independent appraiser, respectively.  The fair value of the purchase price based on the third party reserve valuation and the third party equipment appraisal totaled $7,421,910. Accordingly, the common shares issued and the acquisition were recorded based on the valuation of the assets acquired.

The following table summarizes the consideration paid by Consolidation and the amounts of the assets acquired at the acquisition date:

Purchase Price Allocation	April 1, 2010
Consideration:
Equity instruments (22,786,872 common shares of Consolidation Services, Inc.)	$7,421,910
Recognized amounts of identifiable assets acquired:
Support equipment	656,930
Oil &gas Properties:
Proved developed producing reserves	2,684,990
Proved non-producing reserves	2,220,280
Proved undeveloped reserves	737,730
Probable reserves	1,121,980
Total assets	$7,421,910
Fair value of total assets	$7,421,910

The following (unaudited) Proforma consolidated results of operations have been prepared as if the acquisition had occurred at January 1, 2009:

	Three Months Ended		Nine Months Ended
	2010	2009	2010	2009

OIL AND GAS REVENUES	70,860	41,150	159,836	103,950

Net Loss	(501,211)	(160,152)	(2,167,088)	(483,828)

Net loss per share basic and diluted	$(0.01)	$(0.01)	$(0.07)	$(0.03)

Weighted average of shares outstanding	41,444,755	15,092,538	32,248,463	15,092,538

The Proforma information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the acquisition been consummated as of that time, nor is it intended to be a projection of future results.

NOTE 4 - EQUITY

Common Stock

The Company is authorized to issue 220,000,000 shares of common stock, at $0.001 par value, of which 41,994,053 common shares were issued and outstanding as of September 30, 2010.

Options

As of September 30, 2010, no options to purchase common stock of the Company were issued and outstanding.

Warrants

As of September 30, 2010, no warrants to purchase common stock of the Company were issued and outstanding.

Private Placements, Other Issuances and Cancellations

The Company periodically issues shares of its common stock and warrants to purchase shares of common stock to investors in connection with private placement transactions, as well as to advisors and consultants for the fair value of services rendered.

During the nine months ended September 30, 2010, the Company issued 858,850 common shares for $204,500 in net proceeds in private placements. The price received in the private placements ranged from $0.04 per share to $0.67 per share.

During the nine months ended September 30, 2010, the Company issued 3,091,111 common shares with an aggregate fair value of approximately $1,866,631 in exchange for services. The Company assessed the quoted market price of the stock at the grant date and believed that due to the sporadic trading there was not an active market for the Company’s stock and that the quoted market price was not reflective of the fair value of the transactions. The fair value of the common shares issued was based on the weighted average of the price received in private placements of stock issued for cash during the same time frame that the shares were issued for services as the Company determined that this was a more accurate measurement of the fair value of the shares issued. The $1,866,631 of consulting services was expensed as compensation during the nine months ended September 30, 2009.

On April 1, 2010, the Company issued 22,786,872 restricted shares of the Company’s common stock for the acquisition of oil and gas properties (See “Note 8 - Acquisitions”).

FURTHER MANAGEMENT ACKNOWLEDGES THAT THE 8K FILED ON APRIL 1, 2010 IS ERRONEOUS AND WE PROPOSE AN 8-K/A 2nd AMENDMENT CHANGES AS FOLLOWS AND ATTACHED AS EXHIBIT “A” TO THIS COMMENT LETTER IN REDLINE AND EXHIBIT “B” SECTION 7.01 OF THE PARTNERSHIP AGREEMENT:

2.
Since you determined that you treated the transaction as an asset acquisition rather than a business combination, explain to us your GAAP basis in presenting pro forma financial information in connection with the transaction in Note 8.

We initially incorporated the Proforma disclosure for the benefit of the reader.  However, now that we have re-evaluated that the acquisition was a purchase of a business – business combination purchase accounting, we will continue to present our Proforma presentation as noted in response #1.

3.      We note your response to prior comment one, two and three regarding the control of the entities prior to the transaction and the control of the company subsequent to the transaction.  You state there was no change in control after the transaction because Johnny Thomas and John Francis still retained their positions as the single largest shareholders of the Company.  Please explain to us in detail how they have retained their controlling interest by retaining their positions in light of the significant number of common shares issued for the transaction.  Further, please tell us what consideration was given to the fact that Johnny Thomas and John Francis resigned from the Board of Directors and Mr. Thompson was appointed Chairman of the Board of Directors and Chief Executive Officer along with the other new directors and new senior management.

RESPONSE:

We plan on incorporating the following changes in our 8K amendment No. 1 to be filed to clarify the change in share ownership and new roles of Johnny Thomas and John Francis.

“Leland Energy, Inc. is a privately held company with over 30 years of oil and gas industry experience. Leland provides service, expertise, prospect evaluation, drilling programs, and production income.  Neither Leland,  nor Stephen M. Thompson, holds a controlling interest in CNSV and collectively hold less than 1% of the issued and outstanding shares of common stock of CNSV.  Further, Leland and Mr. Thompson, as Managing Partner, do not have the power to vote the shares held by  the Funds.  As described below, 11 of the 12 Funds were limited liability partnerships.  Every single holder of the partnership interests (or shares) voted individually on whether to approve the Acquisition and have the Fund exchange all of its assets for CNSV stock which is now the sole asset of each Fund.  The Partnership agreements required a majority vote by each individual General Partner (defined as such in the partnership agreements) on all material matters.  The Partnership Agreements specifically provide that “[t]he Partnership is not a passive investment.  It is managed by the Partners themselves.  Each and every Partner holding units is required to actively participate in important business discussions affecting the Partnership by exercising their voting power.”  This would include the vote of CNSV Shares at a meeting (or majority consent) of CNSV shareholders.  Thus, all voting power remains exclusively with the 657 individual General Partners of those funds in accordance with partnership agreements and not with Leland or Stephen M. Thompson.

The Company announced the appointment of a new management team with extensive oil and gas experience and the desire of prior management to retire from the day to day operations of the Company.  Prior management received no consideration for their resignation from the Board of Directors or management positions.  The new management team will manage and operate CNSV, while Dr. Thomas and Mr. Francis will serve on the Acquisition Committee for CNSV’s acquisition program.

Effective April 2, 2010, the Company’s board of directors consisting of Johnny Thomas and John Francis announced the appointment of Stephen M. Thompson, Chairman of Board of Directors and Pamela J. Thompson (no relation to Stephen M. Thompson), and Gary Kucher as members of the Board of Directors.  On April 7, 2010, Stephen M. Thompson was appointed as Chief Executive Officer, Pamela Thompson was appointed as Chief Financial Officer, Secretary and Treasurer and Gary Kucher, was appointed as President as the new management team (“New Management”).  The background information on New Management, is set forth in Item 5.02 below, and incorporated herein by reference.

The Company did not have a change in control of the Company as prior to the acquisition the sole officers and directors controlled 56% of the voting common stock of the Company.  After the acquisition prior management continued to be the single largest shareholders and are the only shareholders with a greater than 5% voting interest of the Company and still serve on the Acquisition Committee of CNSV.  Therefore, at the time the Company issued 22,786,872 common stock this issuance did not effectuate a change in control but only diluted the shareholders of the Company including prior management who comprised the board.”

4.      We reviewed your response to our prior comment one regarding your consideration of the market value of your common stock in valuing the transaction.  While we acknowledge your assessment that the fair value of your common shares may not have necessarily been equal to the publicly traded market prices, please advice us how you determined the quoted market price was a reliable measurement for stock issued for services during the same time frame that you determined it was not a reliable measurement of the value of the assets acquired.  Tell us why you did not consider recent prices form actual sales of your common stock as relevant.  We are continuing to review the Summary Reserve Report and Equipment Summary Appraisal Report.  We may have further comment.

RESPONSE:

Management acknowledges that Note – 4 of the June 30, 2010 should state that the price used to determined the fair value of the stock exchanged for the goods or services received was not exclusively based upon the quoted market price but in some instances was estimated using the cash price of stock sold during the timeframe, or the value of the goods or services received, based on management’s assessment as to what value was more reliably measurable.  We will amend and correct Note 4 in the June 30, 2010 10Q to disclose how the  fair value of the goods or services received were determined.

In response to your comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or by person under the federal securities laws of the United States.

Sincerely,
.
CONSOLIDATION SERVICES, INC.

/s/ Pamela J. Thompson

Pamela J. Thompson
Chief Financial Officer

Exhibit A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

AMENDMENT NO. 2
FORM 8-K/A

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) April 1, 2010

CONSOLIDATION SERVICES, INC.
(Exact Name of Registrant as Specified in Its Charter)

DELAWARE
(State or Other Jurisdiction of Incorporation)

333-142105	20-8317863
(Commission File Number)	(IRS Employer Identification No.)

2300 West Sahara Drive, Suite 800
Las Vegas, NV  89102
(Address of Principal Executive Offices)    (Zip Code)

(702) 949-9449
(Registrant's Telephone Number, Including Area Code)

375 N. Stephanie Street, Suite 1411
Henderson, NV  89014
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[  ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[  ]   Soliciting  material  pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[  ]   Pre-commencement  communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[  ]   Pre-commencement  communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

INTRODUCTORY COMMENT

Throughout this Current Report on Form 8-K, the terms “we,” “us,” “our,” the “Company,” and “CNSV” refer to Consolidation Services, Inc.

ITEM 1.01  ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

The information included below under Item 2.01 concerning definitive Asset Purchase Agreements entered into between the Company and various oil and gas funds and other ancillary agreements entered into as part of the Acquisition (as defined below) on April 1, 2010 is incorporated by reference into this Item 1.01.

ITEM 2.01  COMPLETION OF ACQUISITION OR DISPOSITION OF ASSETS

On April 1, 2010, the Company entered into 12 substantially identical Asset Purchase Agreements (the “APAs”) with various funds (the “Funds”) and completed the purchase of interests in oil and gas wells located in Kentucky and Tennessee.  The Company acquired interests in 52 oil wells and 19 gas wells located on approximately 1,500 leased acres in Kentucky and Tennessee (the “Acquisition”).  The form of APA between the Company and the Funds is attached hereto as Exhibit 10.1 to this Current Report.

The General Partner of each of the Funds is Leland Kentucky Holdings, Inc., a wholly-owned subsidiary of Leland Energy, Inc. (“Leland”) of Beverly Hills California.  The President of Leland is Stephen M. Thompson who was appointed to the Company’s Board of Directors on April 2, 2010 and  appointed Chairman of the Board and Chief Executive Officer of the Company on April 7, 2010.

Leland Energy, Inc. is a privately held company with over 30 years of oil and gas industry experience. Leland provides service, expertise, prospect evaluation, drilling programs, and production income.  Neither Leland.  nor Stephen M. Thompson  hold a controlling interest in CNSV and collectively hold less than 1% of the issued and outstanding shares of common stock of CNSV respectively.  Further Leland and Mr. Thompson, as Managing Partner, do not have the power to vote the shares held by  the Funds.  As described below, 11 of the 12 Funds were limited liability partnerships.  Every single holder of the partnership interests (or shares) voted individually on whether to approve the Acquisition and have the Fund exchange all of its assets for CNSV stock which is now the sole asset of each Fund.  The Partnership agreements required a majority vote by each individual General Partner (defined as such in the partnership agreements) on all material matters.  The Partnership Agreements specifically provide that “[t]he Partnership is not a passive investment.  It is managed by the Partners themselves.  Each and every Partner holding units is required to actively participate in important business discussions affecting the Partnership by exercising their voting power.”  This would include the vote of CNSV Shares at a meeting (or majority consent) of CNSV shareholders.  Thus, all voting power remains exclusively with the 657 individual General Partners of those funds in accordance with partnership agreements and not with Leland or Stephen M. Thompson.

The Company announced the appointment of a new management team with extensive oil and gas experience and the desire of prior management to retire from the day to day operations of the Company.  Prior management received no consideration for their resignation from the Board of Directors or management positions.  The new management team will manage and operate CNSV, while Dr. Thomas and Mr. Francis will serve on the Acquisition Committee for CNSV’s acquisition program.

Effective April 2, 2010, the Company's board of directors consisting of Johnny Thomas and John Francis announced the appointment of Stephen M. Thompson, Chairman of Board of Directors and Pamela J. Thompson (no relation to Stephen M. Thompson), and Gary Kucher as members of the Board of Directors.  On April 7, 2010, Stephen M. Thompson was appointed as Chief Executive Officer, Pamela Thompson was appointed as  Chief Financial Officer, Secretary and Treasurer and Gary Kucher, was appointed as President as the new management team (“New Management”).  The background information on New Management, is set forth in Item 5.02 below, and incorporated herein by reference.

The Company did not have a change in voting control of the Company as prior to the acquisition the sole officers and directors controlled 56% of the voting common stock of the Company.  After the acquisition prior management continued to be the single largest shareholders and are the only shareholders with a greater than 5% voting controlling interest of the Company and still serve on the Acquisition Committee of CNSV.  Therefore, at the time the Company issued 22,786,872 common stock this issuance did not effectuate a change in voting control but only diluted the shareholders of the Company including prior management who comprised the board.

The Acquisition provides CNSV with increased acres available for future drilling, as well as already drilled operating wells.  The Company has retained the oil and gas rights on the approximate 12,000 acres of land it spun-off to a wholly-owned subsidiary Colt Resources, Inc. (“Colt”) on January 1, 2010, subject to a 12.5% overriding royalty granted to Colt on the oil and gas interests.  However, by acquiring producing oil and gas properties in exchange for restricted common stock as part of the Acquisition, CNSV reduced the outlay of capital related to the development costs associated in acquiring oil and gas mineral leases, permitting, licensing, drilling and marketing.  There is no assurance the Company will be able to obtain the funding required to pursue the development of its oil and gas rights on the Colt properties.

The aggregate purchase price (the “Purchase Price”) paid for the Acquisition was 22,786,872 restricted shares of Common Stock valued at $0.67 per share or an aggregate of $15,555,208.  See Item 3.02 below for information concerning the calculation of the Purchase Price.

The APAs were entered into by CNSV with the following 12 Funds:

Energy Production Revenue Fund, LLP, a Nevada limited liability partnership
Knox Drilling Fund, LLP, a Colorado limited liability partnership
Knox Drilling Fund II, LLP, a Colorado limited liability partnership
Appalachian Drilling Fund, LLP, a Colorado limited liability partnership
Appalachian Drilling Fund II, LLP, a Colorado limited liability partnership
Annex Drilling Fund, LLP, a Colorado limited liability partnership
Syroco Energy Inc., a California corporation
Block Production Fund, LLP, a Nevada limited liability partnership
Rogers Production Revenue Fund, LLP, a Nevada limited liability partnership
Production Revenue Drilling Fund, LLP, a Nevada limited liability partnership
Block City Drilling Fund, LLP, a Nevada limited liability partnership
Green County Energy Fund, LLP, a Colorado limited liability partnership

Under the APAs, the Company acquired all right, title and interest to the Funds’ oil and gas wells free and clear of all liabilities, liens and encumbrances of any character whatsoever.  The effective date of the purchase and sale of the Assets for all but Block Production, Rogers Production and Production Revenue Drilling was April 1, 2010 (May 1, 2010 for the three above exceptions), regardless of when the closing in fact occurred.  All representations and warranties made by the parties shall survive the through the second anniversary date of the closing except environmental and tax representations shall survive through the expiration of the applicable statute of limitations.

ITEM 3.02  UNREGISTERED SALES OF EQUITY SECURITIES

(a)           On April 1, 2010, CNSV authorized the issuance of an aggregate of 22,786,872 shares (“CNSV Shares”) of its common stock to the above referenced 12 oil and gas Funds (the “Purchasers”) pursuant to the APAs, as described under Section 2.01 above.

(b)          The CNSV Shares were valued at an aggregate of $15,555,208 (the “Purchase Price”), or $0.67 per share on the basis of a 29.5% discount for restricted securities from the average trading price of $0.95 per share for 185,268 shares traded on the OTC Bulletin Board market in March 2010.  The Purchase Price for the CNSV Shares equals the investors’ cash contributions to the Funds and thus represents CNSV’s cost basis of the assets acquired.

(c)          The Company received the Reserve Report from an independent Reserve Engineer for valuation of the reserves effective April 1, 2010 which is attached as (Exhibit 10.2 and incorporated by reference to the 8-K/A filed on July 20, 2010).  Upon receipt of the reserve report the Company recognized that the value of the oil and gas reserves were the more appropriate value rather than the trading price of the common stock and investors’ cash contributed to the Funds and reduced the  purchase price of the oil and gas properties to the reserve value of $7,421,910.

  (d)          The CNSV Shares were issued pursuant to the exemption claimed by the Company under Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”).  Each Purchaser represented and warranted that the Fund was either an “accredited investor” as such term is defined in Rule 501 under the Securities Act and/or sophisticated investor and had access to the same information as would be contained in a registration statement.

(e)           No convertible securities were issued.

(f)            No underwriters or placement agents were involved and no underwriting discounts or commissions were paid.

SECTION  - CORPORATE GOVERNANCE AND MANAGEMENT

5.02  DEPARTURE OF DIRECTORS OR CERTAIN OFFICERS; ELECTION OF DIRECTORS; APPOINTMENT OF CERTAIN OFFICERS, COMPENSATORY ARRANGEMENTS OF CERTAIN OFFICERS.

(b)           Effective April 2, 2010, Dr. Johnny R. Thomas and John C. Francis resigned from the Board of Directors.  Effective April 6, 2010, Dr. Thomas resigned as Chief Executive Officer and President and Mr. Francis resigned as Chief Financial Officer, Vice President, Secretary and Treasurer of the Company.

(d)           Effective April 2, 2010,  Stephen M. Thompson, Pamela J. Thompson and Gary Kucher were appointed as members of the Board of Directors.   There are no arrangements, or understandings between the Company and any of the new directors.  There are no material plans, contracts or arrangements pursuant to which any director is a party or in which (s)he participates.

(c)           Effective April 7, 2010, the Company appointed Stephen M. Thompson, CEO, Pamela J. Thompson, CFO, Corporate Secretary and Treasuer, and Gary Kucher, President.

Certain biolographical information concerning the New Management and Directors appointed is as follows:

Stephen M. Thompson, age 62, was appointed a member of the Board of Directors of the Company on April 1, 2010, and elected Chief Executive Officer on April 7, 2010.  Mr. Thompson has been founder, major shareholder, President and CEO of Leland Energy, Inc. since 2006.  He has been involved in the domestic energy industry for over thirty years.  He is knowledgeable and experienced in all phases of the oil and gas industry including leasing activities, ownership and operations of drilling rigs, syndication and field operations. Mr. Thompson has current or previous business interests and relationships in investment banking, international art publishing and the gaming industry.  Mr. Thompson has served on the Board of Directors of Global Business Services, Inc.

Pamela J. Thompson, age 46, was appointed a member of the Board of Directors of the Company on April 1, 2010 and elected Chief Financial Officer, Secretary and Treasurer on April 7, 2010.  Ms. Thompson formed Pamela J. Thompson, CPA, P.C. in 1990 and has over 20 years of experience in SEC compliance, tax and accounting for publicly traded companies.  She has served as Chief Financial Officer, Secretary Treasurer, and a member of the Board of Directors of several public companies traded on NASDAQ and the OTC Bulletin Board.  Ms. Thompson started her career in 1986 with the international accounting firm of Arthur Andersen and was subsequently with Pannell Kerr Forester, and one of the larger regional firms Eide, Bailey and Company. Her Sarbanes-Oxley Section compliance implementation experience has been focusing assisting publicly traded companies with performing risk assessment on critical business process and documenting business process controls.

Ms. Thompson holds a Bachelor of Science from Minnesota State – Moorhead in Accountancy, in 1986.  She is a Certified Public Accountant in the State of Arizona and a Certified Fraud Examiner Candidate, a member of the Arizona Society of Certified Public Accountants, and Association of Certified Fraud Examiners.    Ms. Thompson has been featured in Arizona Women’s Success Magazine, National Basketball Players Association Magazine, Behind the Bench: National Basketball Wives Association Magazine, New Jersey Star, Arizona Republic, and The Wall Street Journal.

Gary Kucher, age 46, was appointed a member of the Board of Directors on April 1, 2010 and was elected President on April 7, 2010.  Mr. Kucher is a seasoned executive with numerous appointments, directorships and consulting roles with both public and private companies in a variety of industries and business sectors. Mr. Kucher has a strong background in investment banking; having held securities licenses, Series 7 and Series 24. He has provided consulting for business acquisitions and other commercial finance transactions to financial and strategic buyers, stock offerings, spin-offs, leveraged buy-outs and joint-venture arrangements. Mr. Kucher has sourced and executed M&A deals for leading technology companies and selected venture investments.  He has also advised banking, insurance, finance and investment banking companies on M&A and equity deals.  Since 2008, Mr. Kucher has served as Managing Director of MB&A Capital, Beverly Hills, California.  MB&A is an international business advisory that combines its demonstrated record of helping businesses grow and succeed in the international market place.  Between 2006 and 2008, Mr. Kucher was CEO of Branded Media Corporation, a New York City based media and advertising holding company and Chairman of the Board of its wholly-owned subsidiary Executive Media Network, which sells advertising to “Fortune 500” clients deploying ads in airport executive lounges throughout the U.S. and Europe.

Mr. Kucher co-founded TEAM8Z.com in 2005 a social networking, web site developed to provide a rich online environment that encourages achievement and accomplishment.  He continues to save on the Board of Directors of Genius Interactive Inc., the parent company of TEAM8Z.com.  From 2000 to 2004, Mr. Kucher was CEO and Chairman of the Board of Manex Entertainment, Hollywood California, with over 300 employees.  The Company provided production services, facilities and equipment to over 50 film and television productions. As CEO, he developed a strategy for a consolidation of businesses within the production rental equipment industry and acquired facilities for new feature film/television production and production service operations on the East Coast. Mr. Kucher has also served on the Board of Directors of Visual Network Design Inc., d/b/a Rackwise.

There are no material plans, contracts, or arrangements to which any of the above officers is a party or in which he or she participates, entered into in connection with the Acquisition or any grant or award to such person under a plan, contract or arrangement.

ITEM 9.01  FINANCIAL STATEMENTS AND EXHIBITS.

Exhibits	Description
(a)	Financial Statements of Business Acquired. (2)
(b)	Unaudited Pro Forma Consolidated Financial Information. (2)
(c)	Unaudited Pro Forma Financial Information. (2)
10.1
Form of Asset Purchase Agreement dated April 1, 2010 entered into by the Company and each of 12 oil and gas funds each of which agreement has substantially the same terms and conditions with different assets and purchase prices. (1)

10.2	American Energy Advisors, Inc. Summary Reserve Report (2).
10.3	B & J Oil LLC Equipment Summary Appraisal Report (2)
10.4
Schedules and Exhibits to Asset Purchase Agreement dated April 1, 2010 by and between the Company and Energy Production Revenue Fund, LLP which are substantially the sem forms for each of the other 11 oil gas funds (3)

(1)	filed with the Original April 1, 2010 8-K dated April 7, 2010
(2)	filed with the Amended April 1, 2010 8-K/A dated July 20, 2010
(3)	filed with this Amendment No. 2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2010	CONSOLIDATION SERVICES, INC

By: /s/ Stephen M. Thompson
Name: Stephen M. Thompson
Title: Chief Executive Officer and Chairman

Exhibit B

6.7 RETURN OF EXCESS DISTRIBUTIONS. Any other provisions of this Agreement to the contrary notwithstanding. if the Partnership incurs expenses or liabilities in excess of assets of the Partnership which are readily accessible and usable for the payment of debts, and the Partnership has previously made distributions to the Partners, the Partners agree to contribute cash to the Partnership in an amount sufficient to satisfy such liabilities or expenses up to the amount of such prior distributions within 60 days after written demand. Such contributions shall be made in reverse order of receipt of prior distributions.

ARTICLE VII
MANAGEMENT OF PARTNERSHIP AFFAIRS

7.1 VOTING. Whenever a vote, agreement, decision, action or determination respecting the management. operation or control of the Partnership is required to be made by the provisions of this Agreement or otherwise, a majority of the Units present, in person, by written vote or by power of attorney or other written authorization, shall constitute approval by the Partners unless otherwise provided in this Agreement. At least 5 I % of the Units Shall constitute a quorum for such purposes. However, this Agreement may not be amended to alter the allocations to Partners made hereunder or to reduce the percentage interest required to approve any Partnership act without the consent of at least two thirds of the Partners affected by such action.

7.2 MANAGEMENT:

(a) Management is by Partners: The Partnership is not a passive involvement. It is managed by the Partners themselves. Each and every Partner holding units is required to actively participate in important business decisions affecting the Partnership by exercising their voting power. Each Partner will be asked to participate in one or more committees which oversee and conduct Partnership business. These committees may include but are not limited to the following:

• SITE SELECTION
• PROJECT MANAGEMENT OVERSIGHT
• COMPLETION COMMITTEE
• EXPANSION OR RELOCATION
• PERMITS, LICENSING AND GOVERNMENT REGULATION

If they so choose the Partnership may structure the above committees to include subcommittees as appropriate. By establishing the above committees, each Partner will have the opportunity to be involved in some of the day-to-day management of the business of the Partnership and have meaningful input by utilizing his/her personal and business expertise and experience in the performance of his/her duties, even if he/she may be located at some distance from the Partnership's principal place of business. Thus, each Partner will have active control of the Partnership's affairs. In order to further enhance the ability of the Partners to effectively exercise his/her powers, the Partnership will hold formal and informal committee and Partnership meetings at various geographic locations including the offices of the Partnership or by teleconference. All meetings will be open to attendance by all Partners either in person, by conference telephone, by video-conference or otherwise. Each Partner who is not a natural person shall delegate a representative to act for and on behalf of such Partner.

B-1